Exhibit 99.1
Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE
Kinross files updated technical report
for existing operations at Tasiast

Toronto, Ontario, March 30, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today filed an updated technical report with respect to the current operations at the Tasiast mine in Mauritania, including the Tasiast mineral resource and mineral reserve estimates as of December 31, 2011 previously announced by news release on February 15, 2012.   The current operations at Tasiast described in the technical report include the existing mine, CIL mill, dump leach facility, and Adsorption, Desorption and Refining (ADR) plant.

The updated Tasiast technical report does not reflect any of the various expansion processing scenarios being contemplated by the Company, all of which remain subject to ongoing studies, as previously disclosed. The technical report also assumes mining the current mineral reserve estimate only.

The technical report has been prepared pursuant to Canadian Securities Administrators' National Instrument 43-101, and may be found at www.kinross.com or under the Company’s profile at www.sedar.com.

On March 30, 2012, Kinross concurrently filed its Annual Information Form (“AIF”) in Canada under the Company’s profile on SEDAR at www.sedar.com, and its annual report on Form 40-F (“40-F”) in the U.S. under the Company’s profile on EDGAR at www.sec.gov.  The 40-F is largely comprised of the Company’s 2011 annual audited financial statements, management discussion and analysis and the AIF, and is also available on SEDAR under the Kinross profile.   All of these Canadian and U.S. regulatory filings are also available on the Company's website at www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and United States, employing approximately 8,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com